WILLIAMS LAW GROUP, P.A.

2503 W. Gardner Ct.

Tampa FL 33611

Phone:  813-831-9348

Fax:  813-832-5284

March 3, 2006

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

Re: Sputnik, Inc.

Registration Statement on Form SB-2

Amendment No. 5.

File No. 333-126158

Dear Mr. Kluck:

On behalf of Sputnik, Inc., we have filed on EDGAR Amendment No. 6 to the above registration statement.

Please note the page numbers in the attached response table correspond to pages in the word version marked copy sent under separate cover.

We believe that we have adequately addressed all concerns and comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.